3/16/2004

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SECURI[...] 04002090 [...]MISSION 3/8

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 26 2004

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The GMS Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 N. Regent Street - Suite 513
(No. and Street)

Livingston (City) New Jersey (State) 07039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Korn (973) 548-2584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) New York (State) 11042-1066 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PS 3/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, John Feeney and Jerry Korn, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The GMS Group, L.L.C., as of December 31, 20 03, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Signature

Chief Financial Officer
Title

Notary Public

SANDRA I. RIVERA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires June 11, 2008
I.D.# 2301497

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income ~~(Loss)~~.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital~~ Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

****

Statement of Financial Condition

December 31, 2003

****

The GMS Group, LLC
(A wholly owned subsidiary of GMS Group Holdings Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$ 255,522
Securities owned, at market value	107,269,521
Interest receivable	1,070,179
Notes receivable	2,225,085
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $72,314	809,690
Other assets	1,874,240
	$ 113,504,237

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Payable to clearing broker	$ 79,154,710
Securities sold, not yet purchased, at market value	5,611,343
Accrued compensation	2,229,102
Accounts payable and other liabilities	798,191
	87,793,346
Commitments:	
Member's equity	25,710,891
	$ 113,504,237

The accompanying notes are an integral part of this financial statement.

The GMS Group, LLC
(A wholly owned subsidiary of GMS Group Holdings Corp.)

NOTES TO FINANCIAL STATEMENT

1. NATURE OF OPERATIONS:

The GMS Group, LLC (the "Company") is a wholly owned subsidiary of GMS Group Holdings Corp. ("Holdings"). The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc., specializing primarily in buying, selling and underwriting municipal securities.

On August 25, 2003, senior management and key employees of Holdings acquired the Company in a management-led buy out of its previous owner, Ryan Beck & Company Inc.

The Company clears all of its securities transactions through Pershing LLC, a BNY Securities Group Company, (the "Clearing Broker") on a fully-disclosed basis. The payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions. The Clearing Broker is the primary source of short-term financing for the Company, which is collateralized by the securities inventory of the Company. The securities inventory is held and may be pledged by the Clearing Broker. The Company is responsible for payment of certain customer account debit balances, as defined in the clearance agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Proprietary securities transactions and the related revenue and expenses are recorded on a trade date basis. Commissions and related expenses are also recorded on a trade date basis. Underwriting and investment banking revenue is recorded when the underwriting is reasonably expected to be complete and income is reasonably determinable.

Securities Owned:

Securities owned and securities sold, not yet purchased are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management. The resulting unrealized gains and losses are included in principal transaction revenue.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line methods over the estimated useful lives of the related assets which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements. Maintenance and repair costs are expensed as incurred.

Income Taxes:

The Company is organized as a limited liability company. Effective August 25, 2003, the Company elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes was required in the Company financial statements for the period beginning August 25, 2003 through December 31, 2003. State income taxes are reported for states that do not recognize limited liability status and accordingly, a provision for state income taxes is reflected in the Company's financial statements for that period. Prior to August 25, 2003, the Company elected to be treated as an association taxable as a corporation and accordingly, a provision for federal and state income taxes (benefit) is provided in the financial statements for that period.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

At December 31, 2003, securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Owned	Sold, not yet purchased
State and municipal obligations	$ 74,785,278	$ 313,684
U.S. Government obligations	2,244,697	2,974,924
Corporate stocks	1,163,917	427
Corporate and other debt	29,075,629	2,322,308
	$ 107,269,521	$ 5,611,343

4. NOTES RECEIVABLE:

The Company provides financing to selected projects based on signed agreements. These notes receivable bear interest at rates ranging from 5% to 12%, have various maturity dates, and are collateralized by project assets. One of these notes in the amount of $597,000, including approximately $139,000 of interest, is with a related party. At December 31, 2003, interest accrued on these notes amounted to approximately $188,000 and is included in notes receivable.

The notes mature in each of the next five years as follows:

Year Ending December 31,	Amount
2004	$ 596,860
2005	341,314
2006	-
2007	83,450
2008	-
Thereafter	1,203,461
	$ 2,225,085

5. RELATED PARTY TRANSACTIONS:

For the year ended December 31, 2003, the Company made capital distributions amounting to $836,000 to Holdings.

The Company made advances and forgivable loans to certain employees which are amortized to compensation over a period ranging from 1 to 3 years. At December 31, 2003, the Company had $820,899 of loans and advances to employees, included in other assets in the statement of financial condition.

Included in other liabilities are payables to the Company's former owner of $10,905 related to certain expenses paid on behalf of the Company.

6. COMMITMENTS AND CONTINGENCIES:

Litigation and Regulatory Matters:

In the ordinary course of its business, the Company (a) has been named as defendant or co-defendant in a number of lawsuits, including arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (b) is the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, based on information provided by both in-house and outside legal counsel, the outcome of these matters will not have a material adverse effect on the Company's financial condition.

Leases:

The Company occupies office space and uses equipment under various noncancelable operating leases some of which are subject to escalation charges based on increases in real estate and other operating expenses and expire at various dates through 2014. Future minimum rental payments due are as follows:

Year Ending December 31,	Amount
2004	$ 1,126,322
2005	735,736
2006	478,482
2007	459,295
2008	454,153
Thereafter	974,425
	$ 4,228,413

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of $250,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2003, the Company had net capital of $9,307,183, which exceeded its required net capital of $250,000 by $9,057,183. At December 31, 2003, the Company had aggregate indebtedness of $2,928,537. The ratio of aggregate indebtedness to net capital was .31 to 1.

The change in deferred tax assets during the year amounted to approximately $380,000.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS:

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments and/or their variable interest rates. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

9. SECTION 401(k) PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company matches certain employee contributions up to 50% of the first 10% of the employee's salary deferral contributed to the plan.

10. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the financial statement.

The Company's trading activities include the purchase and sale of commodities futures and option contracts. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

11. SUBSEQUENT EVENT:

During January 2004, the Company made forgivable loans to employees amounting to approximately $675,000 that will be amortized during 2004.

****

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

****

To the Board of Directors
The GMS Group, LLC

We have audited the accompanying statement of financial condition of The GMS Group, LLC (a wholly owned subsidiary of GMS Group Holdings Corp.) as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The GMS Group, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 30, 2004